[redacted]

14041997

ITED STATES
) EXCHANGE COMMISSION
hington, D.C. 20549

12/1/14

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SEC FILE NUMBER
8- 29988

DEC 01 2014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 (MM/DD/YY) AND ENDING 9/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coventry Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1635 West First Street, Suite 104
(No. and Street)

Granite City (City) Illinois (State) 62040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian F. Spengemann (314) 863-7066 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

12/1/14

OATH OR AFFIRMATION

I, Brian F. Spengemann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coventry Capital, Inc., as of September 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

H.C.A. FIGUEIRA
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: Mar. 13, 2017
Commission # 13653402

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Coventry Capital, Inc.

Report of Independent Registered Public Accounting Firm

We have audited the accompanying financial statement of Coventry Capital, Inc., which comprises the statement of financial condition as of September 30, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Coventry Capital, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Coventry Capital, Inc. as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Coventry Capital, Inc.'s financial statements. The supplemental information is the responsibility of Coventry Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all respects, in relation to the financial statements as a whole.

Katz, Sapper & Miller (signature)

Indianapolis, Indiana
November 26, 2014

Coventry Capital Inc
Statement of Financial Condition
September 30 2014

Assets		
Current Assets		
Cash-Commerce Bank		0
Cash-Bank of America		28
Commissions Receivable-RBC		6001
Accounts Receivable-Fees		2259
Accounts Receivable-Interest		89
Total Current Assets		8377
Non-Current Assets		
Clearing Deposit-RBC		21779
Due from Shareholder		139364
Furniture & Equipment	17000	
	-17000	
Total Non-current Assets		161143
Total Assets		169520
Liabilities and Stockholder's Equity		
Liabilties		
Accounts Payable		1555
Accrued Income Tax		49
Total Liabilities		1604
Stockholder's Equity		
Common Stock, no par value, 2000 shares authorized, 50 shares issued and outstanding		104000
Paid In Surplus		47700
Retained Earnings		16216
Total Stockholder's Equity		167916
Total Liabilities and Stockholder's Equity		169520

The accompanying notes are an integral part of these financial statements

Coventry Capital Inc
Statement of Income
For the Year Ended September 30 2014

Revenues	
Commission	150610
Investment Advisory Fees	10637
Interest Income	712
Other	
Mark to Market	-337
Total Revenues	161622
Operating Expenses	
Salaries	44724
Clearing and Execution	18648
Rent	11145
Insurance	8946
Entertainment	1220
Other Professional Fees	736
Advertising	1725
Communications	8717
research	6960
correspondent fees	25359
Accounting	9966
Travel	4076
Dues and Subscriptions	3311
office supplies	16270
regulatory fees	3203
Other Operating Expense	
Interest Expense	
Total Operating Expenses	165006
Income Before Income Taxes	-3384
Income Tax Expense	113
Net Income	-3497

These accompanying notes are part of these financial statements

Coventry Capital Inc
Statement of Changes in Stockholder's Equity
For the Year Ended September 30 2014

	Common Stock	Additional Paid In Capital	Retained Earnings
Balance, September 30,2013	104000	47700	19711
Net Income			-3497
Coventry Capital Inc Balance, September 30,2014	104000	47700	16216

The accompanying notes are an integral part of these financial statements

Coventry Capital Inc
Statement of Cash Flows
For the Year Ended September Ended September 30 2014

Operating Activities	
Net Income	-3497
Adjustments to reconcile income to net cash provided by operating activities:	
Changes in operating assets & liabilities:	
Accounts Receivable	6643
Stockholder Receivable	6805
Accounts Payable and accrued expenses	-1221
Net Cash Provided by Operating Activities	12227
Investing Activities	
Change in Inventory, Net	-7861
Net Cash Used in investment Activities	-7861
Increase in Cash & Cash Equivalents	869
Cash & Cash Equivalents at Beginning of Year	-841
Cash and Cash Equivalents at End of Year	28

These notes are an integral part of these financial statements

Nov 26 2014 2:40PM HP Fax

Coventry Capital Inc

Notes to Financial Statements

September 30, 2014

Note 1-Significant Accounting Policies

Description of Business

Coventry Capital Inc. is a registered broker-dealer with the Securities and Exchange Commission. The company is also a member of the Financial Industry Regulatory Authority. As a securities broker-dealer, the company is engaged in various trading and brokerage activities serving a diverse group of individuals. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with RBC Capital Markets LLC.

Accounting Method

The accounts of the Company are maintained on the accrual basis of accounting. Commission revenues are recognized based on the transaction date of customer trades regardless of when cash is received. Investment advisory fees are recognized when earned.

Accounting Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounts Receivable

Accounts receivable consists of commission revenues and investment management fee that have been earned but not collected. Management considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made

Securities Owned

Securities owned are valued at their quoted market value which is considered to be level one of the fair value hierarchy. Changes in the unrealized gains or losses are include in the income statement under the title mark to market.

Property and Equipment

Purchases of property and equipment are recorded at their cost. Property and equipment has an original cost of $17000 and is fully depreciated. No depreciation has been recognized in the statement of income.

Income Taxes

Current Income taxes are calculated based on taxable income. Deferred taxes are calculated on temporary differences between taxable income and book income if those difference are significant. No deferred were in the current year. Tax years prior to 2010 are no longer subject to examination by federal, Illinois or Missouri tax jurisdictions. The Company has evaluated its uncertain tax positions and has determined that an accrual does not need to be made.

Statement of Cash Flows

For purpose of statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less, to be cash equivalents. The company paid income taxes of $1684 during the year ended September 30, 2014.

Note -2 Securities owned

The company is obligated to maintain a clearing deposit with its clearing company, RBC Capital Markets LLC. The deposit is to approach $25000 by March of 2015. $927 is being deducted each month from Coventry Capital revenues to increase the clearing deposit. Coventry Capital remains a $5000 broker-dealer. Securities owned as of September 30, 2015 are $10,000 US Treasury Bonds 71/2 % due 2/15/2023 with a market value of $13,646 and $8133 cash.

Note-3 Income Taxes

The provision for income state and federal income expense for September 30, 2014 is $113

Note-4 Commitments

The Company is committed for two operating leases which end October 31 2015:

Future office payments are as follows for the year ended September 30 2015: $2580

Future warehouse payments are as follows for the year ended September 30 2015: $3590

Rental expenses for the year ended September 30 2014 were $11145

Note-5 Related Party Transactions

The Company has advanced fund to the majority stockholder of $139,364 This balance is shown in the statement of financial condition as Due from Shareholder.

Note-6 Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital under the rule is the greater of $5000 or 6-2/3% of the aggregate Company. On September 30, 2014, the Company had net capital of $25530 which was $20,530 in excess of its required net capital of $5000. The percentage of aggregate indebtedness to net capital was 6%

Note-7 Control Requirements

There are no amounts, as of September 30, 2014, to be reported pursuant to the possession or control requirements under 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c-c under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Coventry Capital Inc
Computation of Net Capital Requirement
For the Year Ended September 30 2014

Net Capital	
Stockholders Equity	167916
Less non-allowable assets	141623
Net Capital before haircuts	26293
Haircuts	763
Net Capital	25530
Aggregate Indebtedness	1604
Net capital required based on aggregate indebted ness	107
Computation of Basic Net Capital Requirement	
Minimum net capital required (Based on minimum dollar requirement)	5000
Excess Net Capital	20530
Net Capital Less Greater of 10% Aggegate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	511% 19530
Percentage of Aggregate to Net Capital	6%

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director of
Coventry Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Coventry Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Coventry Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(2)(ii) (the "exemption provisions") and (2) Coventry Capital, Inc. stated that Coventry Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Coventry Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Coventry Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
November 26, 2014

COVENTRY CAPITAL, INC.

1635 West First Street
Building 100
Suite 104
Granite City, IL 62040-1838
314-863-7066
www.coventrycapital.com

Coventry Capital Inc

Exemption from SEC Rule 15c3-3

Sept 30, 2014

The following statements are made to the best knowledge and belief of Coventry Capital Inc.

1. Coventry Capital Inc is exempt from the provisions of SEC Rule 15c3-3 because it meets the conditions set forth under paragraph (k)(2)(ii): Coventry Capital is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.
2. Coventry Capital Inc met the paragraph (k)(2)(ii) exemption provisions throughout the most recent year without exception.

Brian F Spengemann
President
Coventry Capital Inc